UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLANET GREEN HOLDINGS CORP.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

72703U102

(CUSIP Number)

Floor 18, Donghou Tower

Aiguo Road, Luohu District

Shenzhen, China

 +86-138-0724-8759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	72703U102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Xiangtian (Shenzhen) Aerodynamic Electricity Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
12,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock, par value $ 0.001 per share (the “Common Stock”), of Planet Green Holdings Corp., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 130-30 31st Ave, Suite 512, Flushing, NY 11354.

Item 2. Identity and Background

(a)	This statement is being filed on behalf of Xiangtian (Shenzhen) Aerodynamic Electricity Ltd. (Xiangtian Shenzhen), a limited liability company registered in the People’s Republic of China.

(b)	The address of Xiangtian Shenzhen’s principal office is Floor 18, Donghou Tower, Aiguo Road, Luohu District, Shenzhen, China.

(c)	The principal business of Xiangtian Shenzhen is the research and development of air energy and power equipment, electronic products, communication equipment and household appliances.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On July 20, 2022, pursuant to the terms of the Share Exchange Agreement (the “SEA”), Hubei Bulaisi Technology Co., Ltd., a subsidiary of the Issuer acquired 30% of the outstanding equity interests of Xianning Xiangtian Energy Holdings Group Co., Ltd. (Xianning Xiangtian), in exchange for the issuance of a total of 12,000,000 shares of Common Stock of the Issuer to Xiangtian Shenzhen.

Item 4. Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The acquisition of securities set forth in this statement, pursuant to the SEA, was to consummate the Issuer’s acquisition of the 30% equity interest of Xianning Xiangtian.

Except as otherwise described above, there are no other current plans or proposals which the reporting persons may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon the total 72,081,930 shares of Common Stock outstanding as of May 15, 2023.

(b)	The Reporting Person has sole beneficial ownership of an aggregate of 12,000,000 shares of Common Stock, or approximately 16.6% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote, direct the vote, dispose or direct the disposal of these 12,000,000 shares of Common Stock.

(c)	Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2023	/s/ Xuelian Zhang
Xuelian Zhang

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